SensaSure Technologies Inc.

4730 S. Fort Apache Rd.

Suite 300

Las Vegas, Nevada 89147

(347) 325-4677

April 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington D.C. 20549

RE:	SensaSure Technologies Inc.
File No. 333-277649
Registration Statement on Form S-4, as amended

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), SensaSure Technologies Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on April 10, 2024, or as soon thereafter as is practicable.

The Registrant understands that the United States Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling Angela Gomes at (617) 338-2957, or in her absence, David Danovitch at (212) 660-3060, We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Gomes via email at agomes@sullivanlaw.com.

Sincerely,

SensaSure Technologies Inc.

By:	/s/ James D. Hiza
James D. Hiza
Chief Executive Officer and Director

cc:	Angela Gomes, Sullivan & Worcester LLP
David E. Danovitch, Sullivan & Worcester LLP